Exhibit 4.3

THE CHEMOURS COMPANY

DESCRIPTION OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “CC.” The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Voting

Each share of our common stock entitles the holder thereof to one vote in person or by proxy for each share on all matters on which such stockholders are entitled to vote.  No holder of common stock is entitled to exercise any right of cumulative voting.

Dividend Rights

Holders of shares of our common stock are entitled to receive ratably such dividends and other distributions in cash, stock or property when, as and if declared thereon by the board of directors, subject to any preferential rights of any then outstanding preferred stock and any other provisions of our Certificate of Incorporation.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment or provision for payment of debts and other liabilities, holders of our common stock are entitled to receive ratably all remaining assets available for distribution to stockholders, subject to any preferential rights of any then outstanding preferred stock.

Other Rights

No holder of shares of our common stock is entitled to preemptive or subscription rights, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions

Various provisions contained in our Certificate of Incorporation, our Bylaws, and Delaware law could delay or discourage some transactions involving an actual or potential change in control.

Our Certificate of Incorporation and our Bylaws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by encouraging prospective acquirers to negotiate with our board of directors rather than attempt a hostile takeover. These provisions include, among others:

•	the inability of stockholders to act by written consent;

•	the limited ability of stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the ability of the board of directors to issue preferred stock without stockholder approval;

•	the ability of directors, and not stockholders, to fill vacancies on our board of directors (including those resulting from an increase in the size of the board); and

•	the requirement that approval from stockholders holding at least 80 percent of our voting stock is required to amend certain provisions in our Certificate of Incorporation and our Bylaws.

In addition, we are subject to Section 203 of the Delaware General Corporations Law. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.